UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CIS ACQUISITION LTD.

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

G21490 209

(CUSIP Number)

Mitchell S. Nussbaum, Esq.

Giovanni Caruso, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21490 209	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) CIS ACQUISITION HOLDING CO. LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS
	5	Sole Voting Power 969,900 (1)
Number of Shares Beneficially	6	Shared Voting Power 0
Owned by Each reporting Person With:	7	Sole Dispositive Power 969,900 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 969,900 (1)
10	Check if the Aggregate Amount in ROW (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in ROW (9) 18.9% (1)(2)
12	Type of Reporting Person (See Instructions) CO

(1) Does not include 4,389,750 ordinary shares issuable upon exercise of 4,389,750 warrants owned by CIS Acquisition Holding Co. Ltd. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $10.00 per share commencing on the later of the consolidation of each class of the Issuer’s ordinary shares into one class of ordinary shares and December 18, 2013, and will expire on the earlier of December 18, 2017 or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(2) Based on 5,136,000 ordinary shares issued and outstanding as of December 21, 2012, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated December 28, 2012.

CUSIP No. G21490 209	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) ZELDA FINANCE LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization BELIZE
	5	Sole Voting Power 0
Number of Shares Beneficially	6	Shared Voting Power 969,900 (1)
Owned by Each reporting Person With:	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 969,900 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 969,900 (1))
10	Check if the Aggregate Amount in ROW (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in ROW (9) 18.9% (1)(2)
12	Type of Reporting Person (See Instructions) CO

(1) Does not include 4,389,750 ordinary shares issuable upon exercise of 4,389,750 warrants owned by CIS Acquisition Holding Co. Ltd. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $10.00 per share commencing on the later of the consolidation of each class of the Issuer’s ordinary shares into one class of ordinary shares and December 18, 2013, and will expire on the earlier of December 18, 2017 or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(2) Based on 5,136,000 ordinary shares issued and outstanding as of December 21, 2012, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated December 28, 2012.

CUSIP No. G21490 209	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) ANATOLY DANILITSKIY
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization RUSSIAN FEDERATION
	5	Sole Voting Power 0
Number of Shares Beneficially	6	Shared Voting Power 969,900 (1))
Owned by Each reporting Person With:	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 969,900 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 969,900 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 18.9% (1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 4,389,750 ordinary shares issuable upon exercise of 4,389,750 warrants owned by CIS Acquisition Holding Co. Ltd. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $10.00 per share commencing on the later of the consolidation of each class of the Issuer’s ordinary shares into one class of ordinary shares and December 18, 2013, and will expire on the earlier of December 18, 2017 or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(2) Based on 5,136,000 ordinary shares issued and outstanding as of December 21, 2012, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated December 28, 2012.

CUSIP No. G21490 209	Page 5 of 12

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SPAC INVESTMENTS LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS
	5	Sole Voting Power 0
Number of Shares Beneficially	6	Shared Voting Power 969,900 (1)
Owned by Each reporting Person With:	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 969,900 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 969,900 (1)
10	Check if the Aggregate Amount in ROW (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in ROW (9) 18.9% (1)(2)
12	Type of Reporting Person (See Instructions) CO

(1) Does not include 4,389,750 ordinary shares issuable upon exercise of 4,389,750 warrants owned by CIS Acquisition Holding Co. Ltd. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $10.00 per share commencing on the later of the consolidation of each class of the Issuer’s ordinary shares into one class of ordinary shares and December 18, 2013, and will expire on the earlier of December 18, 2017 or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(2) Based on 5,136,000 ordinary shares issued and outstanding as of December 21, 2012, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated December 28, 2012.

CUSIP No. G21490 209	Page 6 of 12

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) TARAS VAZHNOV
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization RUSSIAN FEDERATION
	5	Sole Voting Power 0
Number of Shares Beneficially	6	Shared Voting Power 969,900 (1)
Owned by Each reporting Person With:	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 969,900 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 969,900 (1)
10	Check if the Aggregate Amount in ROW (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in ROW (9) 18.9% (1)(2)
12	Type of Reporting Person (See Instructions) IN

(1) Does not include 4,389,750 ordinary shares issuable upon exercise of 4,389,750 warrants owned by CIS Acquisition Holding Co. Ltd. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $10.00 per share commencing on the later of the consolidation of each class of the Issuer’s ordinary shares into one class of ordinary shares and December 18, 2013, and will expire on the earlier of December 18, 2017 or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(2) Based on 5,136,000 ordinary shares issued and outstanding as of December 21, 2012, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated December 28, 2012.

CUSIP No. G21490 209	Page 7 of 12

Item 1.

(a) Name of Issuer: CIS Acquisition Ltd. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: 89 Udaltsova Street, Suite 84, Moscow, Russia 119607.

Item 2.

(a), (b) and (c): Name of Persons Filing, Address of Principal Business Office and Citizenship:

This statement is filed on behalf of (i) CIS Acquisition Holding Co. Ltd. (“CIS HoldCo”), (ii) Zelda Finance Ltd. (“Zelda Finance”), (iii) Anatoly Danilitskiy, (iv) SPAC Investments Ltd. (“SPAC Investments”), and (v) Taras Vazhnov (CIS HoldCo, Zelda Finance, SPAC Investments, and Messrs. Danilitskiy and Vazhnov, together, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

CIS HoldCo, a British Virgin Islands company, has a principal place of business located at 89 Udaltsova Street, Suite 84, Moscow, Russia 119607. Zelda Finance and SPAC Investments are the sole shareholders of CIS HoldCo and own 77.4% and 22.6% of CIS HoldCo, respectively. Mr. Danilitskiy controls Zelda Finance and Mr. Vazhnov controls SPAC Investments. The business address of Zelda Finance is Withfield Tower, 3rd floor, 4792 Coney Drive, Belize City, Belize, and the business address of SPAC Investments is FH Chambers, P.O. Box 4649, Road Town, Tortola, British Virgin Islands.

Messrs. Danilitskiy and Vazhnov, hold the following positions with the Issuer and have the following business addresses:

Name	Position	Business Address
Anatoly Danilitskiy	Chairman and Chief Executive Officer	c/o CIS Acquisition Ltd., 89 Udaltsova Street, Suite 84, Moscow, Russia 119607
Taras Vazhnov	Director	c/o CIS Acquisition Ltd., 89 Udaltsova Street, Suite 84, Moscow, Russia 119607

Messrs. Danilitskiy and Vazhnov are Russian citizens.

(d) Title of Class of Securities: Class A Shares, par value $0.0001 per share

(e) CUSIP Number: G21490 209

Item 3.	Not Applicable.

CUSIP No. G21490 209	Page 8 of 12

Item 4.	Ownership.

(a) Amount beneficially owned: 969,900 shares (the “Shares”) (1)

(b) Percent of class: 18.9%. The percentage is calculated based on 5,136,000 ordinary shares issued and outstanding as of December 21, 2012, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated December 28, 2012. Does not include 4,389,750 ordinary shares issuable upon exercise of 4,389,750 warrants owned by CIS HoldCo. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $10.00 per share commencing on the later of the consolidation of each class of the Issuer’s ordinary shares into one class of ordinary shares and December 18, 2013, and will expire on the earlier of December 18, 2017 or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

(c) Number of shares to which such person has:

With respect to CIS HoldCo:

(i) Sole power to vote or direct the vote: 969,900 (1)

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 969,900 (1)

(iv) Shared power to dispose or direct the disposition of: 0

With respect to the other Reporting Persons:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 969,900 (1)

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 969,900 (1)

On November 28, 2011, the Issuer sold 100 ordinary shares to Kyle Shostak for a consideration of $0.01. On February 13, 2012, the Issuer sold 2,804,562 ordinary shares to CIS HoldCo and 70,338 ordinary shares to Mr. Shostak for an aggregate consideration of $24,999.99, or $0.0087 per share. On May 2, 2012, CIS HoldCo transferred an aggregate of 14,000 ordinary shares to Levan Vasadze and David Ansell for an aggregate consideration of $1.40, or $0.0001 per share.

On October 18, 2012, CIS HoldCo contributed an aggregate of 1,395,281 shares of the Issuer’s outstanding ordinary shares to the Issuer’s capital at no cost to the Issuer and the Issuer subsequently cancelled such shares. On November 30, 2012, CIS HoldCo contributed an additional 72,796 shares of the Issuer’s outstanding ordinary shares to capital at no cost to the Issuer and the Issuer subsequently cancelled such shares. Also on November 30, 2012, CIS HoldCo transferred an aggregate of 996 ordinary shares to Messrs. Vasadze and Ansell for an aggregate consideration of approximately $0.10, or $0.0001 per share. On December 14, 2012, CIS HoldCo contributed an aggregate of 264,298 shares of the Issuer’s outstanding ordinary shares to capital at no cost to the Issuer, and the Issuer subsequently cancelled such shares.

On December 18, 2012, immediately prior to the consummation of the Issuer’s initial public offering, CIS HoldCo exchanged all 969,900 ordinary shares for 969,900 newly-issued Class A Shares. Additionally, in connection with the Issuer’s initial public offering, CIS HoldCo acquired an aggregate of 4,389,750 warrants for an aggregate purchase price of $3,292,312.50, or $0.75 per warrant. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $10.00 per share commencing on the later of the consolidation of each class of the Issuer’s ordinary shares into one class of ordinary shares and December 18, 2013, and will expire on the earlier of December 18, 2017 or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

As a group, the Reporting Persons may be deemed to share voting and dispositive power over the Shares; however, each such person disclaims beneficial ownership of the Shares except to the extent of such person’s pecuniary interest in them.

CUSIP No. G21490 209	Page 9 of 12

Item	5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item	6. Ownership of More than Five Percent on Behalf of Another Person.

The disclosure set forth in Item 4, above, is incorporated herein by reference.

Item	7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item	8. Identification and Classification of Members of the Group.

The identities of each member of the group for which this Schedule 13G is being filed is provided in Exhibit 2 attached hereto.

Item	9. Notice of Dissolution of Group.

Not Applicable.

Item	10. Certification.

Not Applicable.

Notes

(1) Does not include 4,389,750 ordinary shares issuable upon exercise of 4,389,750 warrants owned by CIS HoldCo. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $10.00 per share commencing on the later of the consolidation of each class of the Issuer’s ordinary shares into one class of ordinary shares and December 18, 2013, and will expire on the earlier of December 18, 2017 or earlier upon redemption by the Issuer or liquidation of the Issuer’s trust account.

CUSIP No. G21490 209	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 13, 2013	CIS ACQUISITION HOLDING CO. LTD.

/s/ Taras Vazhnov
Name: Taras Vazhnov
Title: Chief Executive Officer

Date: February 13, 2013	ZELDA FINANCE LTD.

/s/ Denise Lopez and Rosita Zelaya
Name: Denise Lopez and Rosita Zelaya
Title: Directors

Date: February 13, 2013	SPAC INVESTMENTS LTD.

/s/ Taras Vazhnov
Name: Taras Vazhnov
Title: Chief Executive Officer

Date: February 13, 2013	/s/ Anatoly Danilitskiy
Name: Anatoly Danilitskiy

Date: February 13, 2013	/s/ Taras Vazhnov
Name: Taras Vazhnov

Exhibit 1

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: February 13, 2013
CIS ACQUISITION HOLDING CO. LTD.

	By:	/s/ Taras Vazhnov
Name: Taras Vazhnov
Title: Chief Executive Officer

ZELDA FINANCE LTD.

	By:	/s/ Denise Lopez and Rosita Zelaya
Name: Denise Lopez and Rosita Zelaya
Title: Directors

SPAC INVESTMENTS LTD.

	By:	/s/ Taras Vazhnov
Name: Taras Vazhnov
Title: Chief Executive Officer

/s/ Anatoly Danilitskiy
Name: Anatoly Danilitskiy

/s/ Taras Vazhnov
Name: Taras Vazhnov

CUSIP No. G21490 209	Page 12 of 12

Exhibit 2

Identification of Members of Group

A.	Name:	CIS Acquisition Holding Co. Ltd.
	Business Address:	89 Udaltsova Street, Suite 84, Moscow, Russia 119607
	Place of Organization:	British Virgin Islands

B.	Name:	Zelda Finance Ltd.
	Business Address:	Withfield Tower, 3rd floor, 4792 Coney Drive, Belize City, Belize
	Place of Organization:	Belize

C	Name:	SPAC Investments Ltd.
	Business Address:	FH Chambers, P.O. Box 4649, Road Town, Tortola, British Virgin Islands
	Place of Organization:	British Virgin Islands

D.	Name:	Anatoly Danilitskiy
	Business Address:	c/o CIS Acquisition Ltd. 89 Udaltsova Street, Suite 84, Moscow, Russia 119607
	Citizenship:	Russian Federation

E.	Name:	Taras Vazhnov
	Business Address:	c/o CIS Acquisition Ltd. 89 Udaltsova Street, Suite 84, Moscow, Russia 119607
	Citizenship:	Russian Federation